

Entity Profile Information

Viewed on April 10, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/07/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/20/2012
SWAP DEALER PENDING	12/20/2012

NFA ID 0324375 **COWEN EXECUTION SERVICES LLC**

PRINCIPAL WITHDRAWN	07/12/2017
PRINCIPAL APPROVED	08/20/2014
PRINCIPAL PENDING	08/20/2014

NFA ID 0440676 **CUTWATER INVESTOR SERVICES CORP**

PRINCIPAL WITHDRAWN	08/17/2017
PRINCIPAL APPROVED	01/13/2016
PRINCIPAL PENDING	01/12/2016

NFA ID 0442521 **HEDGEMARK ADVISORS LLC**

PRINCIPAL WITHDRAWN	02/07/2018
PRINCIPAL APPROVED	06/03/2014
PRINCIPAL PENDING	06/03/2014

Outstanding Requirements

Annual Due Date: 6/1/2024

No information available.

Disciplined Employee Summary



Business Information

Name	**BANK OF NEW YORK MELLON THE**
Form of Organization	**OTHER**
State	**NEW YORK**
Country	**UNITED STATES**
Federal EIN	**Not provided**

Business Address

Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone Number	**212-815-4596**
Fax Number	**212-313-0838**
Email	**ROSEMARY.FRANCAVILLA@BNYMELLON.COM**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Other Names

BANK OF NEW YORK
DBA   **NOT IN USE**



Location of Business Records

Viewed on April 10, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**



Principal Information

Viewed on July 15, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Individual Information

NFA ID	**0469982**
Name	**COOK, LINDA ZARDA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-06-2017**

NFA ID	**0485375**
Name	**ECHEVARRIA, JOSEPH JAMES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2015**

NFA ID	**0539222**
Name	**GILLILAND, MARGUERITE AMY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-04-2021**

NFA ID	**0365537**
Name	**GOLDSTEIN, JEFFREY ALAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-22-2014**

NFA ID	**0557314**
Name	**GORDON, RICHARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-14-2023**

NFA ID	**0539299**
Name	**GOWRAPPAN, KUMARA GURU**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-04-2021**

NFA ID	**0552758**
Name	**GRANET, JASON SLOAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-05-2022**

NFA ID	**0533109**
Name	**IZZO, RALPH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-18-2020**

NFA ID	**0560505**
Name	**LOGUE, MICHELLE MARIE**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-08-2024**

NFA ID	**0494793**
Name	**LYNCH, ROBERT EDWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-09-2020**

NFA ID	**0554748**
Name	**MCAVOY, SARAH LOUISE FAKADEJ**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**03-03-2023**
NFA ID	**0501552**
Name	**MCDONOGH, DERMOT**
TItle(s)	**DIRECTOR**
	CHIEF FINANCIAL OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-03-2023**
NFA ID	**0436090**
Name	**OCONNOR, SANDRA ELIZABETH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-09-2022**
NFA ID	**0556063**
Name	**PEREZ, ALEJANDRO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-08-2023**
NFA ID	**0453767**
Name	**ROBINSON, ELIZABETH ERIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-07-2017**
NFA ID	**0563411**
Name	**RUSSAK AMINOACH, RAKEFET**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2024**
NFA ID	**0523660**
Name	**SANTHANA KRISHNAN, SENTHILKUMAR**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-31-2019**

NFA ID	**0453798**
Name	**VINCE, ROBIN ANTONY**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-07-2022**

NFA ID	**0529504**
Name	**VITALE, JASON DOMINICK**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-03-2020**

NFA ID	**0501559**
Name	**VOS, ADAM EDWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-30-2016**

NFA ID	**0522369**
Name	**ZOLLAR, ALFRED WARREN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-24-2019**

Holding Company Information

NFA ID	**0291527**
Full Name	**BANK OF NEW YORK MELLON CORPORATION THE**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**01-07-2013**



Principal Name and Financial Interest

Viewed on April 10, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE



Non-U.S. Regulator Information

NFA ID 0420990 BANK OF NEW YORK MELLON THE

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
JAPAN	FINANCIAL SERVICES AGENCY
JAPAN	BANK OF JAPAN
JAPAN	KANTO LOCAL FINANCE BUREAU/KANTO FINANCIAL BUREAU
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
GERMANY	DEUTSCHE BUNDESBANK
IRELAND	CENTRAL BANK OF IRELAND
ITALY	BANK OF ITALY
LUXEMBOURG	COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER
NETHERLANDS	DUTCH CENTRAL BANK
NETHERLANDS	THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
HONG KONG	HONG KONG MONETARY AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
MALAYSIA	BANK NEGARA MALAYSIA
INDIA	RESERVE BANK OF INDIA



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID

0420990	

BANK OF NEW YORK MELLON THE

> To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.
>
> To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.
>
> For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Criminal Disclosure Matter Summary (2 DMPs)

Show [100 ▾] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16323	12/20/2012	2005 NON-PROSECUTION AGREEMENT				
	16327	12/20/2012	[NOT A MATTER] BANK OF NEW YORK MELLON CORPORATE HISTORY				

❷ Archived Criminal Disclosure Matter Summary

> There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

0420990	🔍

BANK OF NEW YORK MELLON THE

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Regulatory Disclosure Matter Summary (19 DMPs)

Show [100 ▼] entries   Search: [ ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16336	01/03/2019	SEC RELEASE NO. 33-10586; ADMINISTRATIVE PROCEEDING FILE NO. 3-18933				
	16334	07/24/2017	FEDERAL RESERVE-DOCKET NO. 17-016-CMP-HC				
	16335	06/24/2016	JUNE 13, 2016 SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-17286				
	16337	01/07/2016	ATTORNEY GENERAL OF THE STATE OF NEW YORK				
	16332	01/07/2016	UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK				
	16333	07/21/2015	U.S. DEPARTMENT OF LABOR, U.S. SECURITIES AND EXCHANGE COMMISSION				
	16338	07/21/2015	U.K. FINANCIAL CONDUCT AUTHORITY, CASE # 122467				
	16318	07/21/2015	SUPREME COURT OF NEW YORK, NEW YORK COUNTY, INDEX NO. 114735/09				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16317	07/21/2015	U.S. DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK - CASE # 11-06969				
	16319	08/07/2013	SEC AUCTION RATE SECURITIES, JANUARY 9, 2007, SEC FILE NO. 3-12526				
	16326	12/20/2012	2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NYS BANKING DEPT				
	16321	12/20/2012	2006 WRITTEN AGREEMENT WITH THE NY FED AND NYS BANKING DEPARTMENT				
	16322	12/20/2012	2007 RUSSIAN FEDERATION CUSTOMS				
	16325	12/20/2012	AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY’S OFFICE FOR THE WESTERN DISTRICT OF PA				
	16329	12/20/2012	BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (RE: BNYM)				
	16331	12/20/2012	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT				
	16330	12/20/2012	FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION CLAIM				
	16324	12/20/2012	SECURITIES & EXCHANGE COMMISSION ("SEC")				
	16328	12/20/2012	UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

0420990	🔍

BANK OF NEW YORK MELLON THE

> To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.
>
> To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.
>
> For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show [100 ▼] entries   Search: [_____]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16320	12/20/2012	SENTINEL MANAGEMENT GROUP, INC.				

❷ Archived Financial Disclosure Matter Summary

> There are currently no archived DMPs.



Registration Contact Information

Viewed on April 10, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE

First Name	**ROSEMARY**
Last Name	**FRANCAVILLA**
Title	**SENIOR VICE PRESIDENT**
Street Address 1	**COMPLIANCE DEPARTMENT**
Street Address 2	**240 GREENWICH STREET**
Street Address 3	**101-1250**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-4596**
Fax	**212-313-0838**
Email	**ROSEMARY.FRANCAVILLA@BNYMELLON.COM**

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 1 of 1



Enforcement/Compliance Communication Contact Information

Viewed on April 10, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**484-801-8839**
Email	**MICHELLE.LOGUE@BNYMELLON.COM**



Membership Information

Viewed on April 10, 2024

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION



Membership Contact Information

Membership Contact

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**COMPLIANCE DEPARTMENT**
Street Address 2	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**484-801-8839**
Email	**MICHELLE.LOGUE@BNYMELLON.COM**

Accounting Contact

First Name	**FERNANDO**
Last Name	**COSTA**
Title	**DIRECTOR**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**101-0400**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-5045**
Email	**FERNANDO.COSTA@BNYMELLON.COM**

Arbitration Contact

First Name	**JOELLE**
Last Name	**EKUNWE**
Title	**MANAGING COUNSEL**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**LEGAL DEPARTMENT**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-635-1823**
Email	**JOELLE.EKUNWE@BNYMELLON.COM**

Compliance Contact

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**484-801-8839**
Email	**MICHELLE.LOGUE@BNYMELLON.COM**

Chief Compliance Officer Contact

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CCO SWAP DEALER**
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**484-801-8839**
Email	**MICHELLE.LOGUE@BNYMELLON.COM**